Pernod Ricard

04 FEB 18 AM 7:21

82-3361

04012933

SUPPL

February 11th, 2004

AP/CE/43.2004

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Yours sincerely,

Antoine PERNOD

dlw 2/19

Encl. : 1 page

Pernod Ricard

Pernod Ricard disposes of its subsidiary Granger Bouguet Pau

Paris, 10 February 2004 – As part of its policy of refocusing its core activities, Group Pernod Ricard has disposed of the company Granger Bouguet Pau to Transition and Turnaround (T'NT), an investment trust backed by the company Fin'Active, an investment management company regulated by the Financial Market Authorities.

The company, Granger Bouguet Pau, based in Saint-Yorre, makes fruit preparations primarily used in yoghurts, ice-creams and pastries.

The investment programme begun eight months ago, aimed at modernising industrial equipment, will be continued and developed by TN'T.

Contact Pernod Ricard:
Francisco de la Vega – 33 (0) 1 41 00 40 96 –
Communications Vice-President

Florence Taron – 33 (0) 1 41 00 40 88 –
Press Relations Manager

Contact Granger Bouguet Pau:
Jack Fournet – 33 (0) 4 70 58 82 12